October 17, 2006


By facsimile to (515) 323-8509 and U.S. Mail


Mr. Brian D. Kletscher
Chairman and President
Highwater Ethanol, LLC
205 South Main Street, P.O. Box 96
Lamberton, MN 56152

Re:	Highwater Ethanol, LLC
	Registration Statement on Form SB-2
	Filed September 20, 2006
File No. 333-137482

Dear Mr. Kletscher:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. It is unclear when the promissory notes will become due and payable. Please revise to establish a fixed time or set of parameters upon the occurrence of which the notes will be due and payable.

2. We note that Highwater Ethanol will receive and place only 10% of the subscription amount in the escrow account upon subscription by investors. Please address the effect that receiving less than the full subscription amount will have on individual ownership. We note, for example, that it appears units may not be "fully paid" upon conclusion of the offering if 100% of the funds have not been placed in escrow. In addition, please clarify whether investors will have full voting and other rights as holders of the units after the offering is closed and subscriptions are accepted and before the time that you have received all of the cash proceeds for the units.

Cover Page

3. Please revise the prospectus cover page to highlight, in bullet point fashion, the most material risks associated with this offering.
Examples you should consider include:

* The risk that Highwater Ethanol will be unable to collect the full minimum subscribed although escrow will be broken.

* That members will have no control over the management of Highwater
Ethanol until after 2008.

* That Highwater Ethanol will need to obtain significant financing for construction.

* That members of management have no experience in the ethanol or energy business.

For additional examples of risks you should consider highlighting on the cover page, please see Part II.A.3.a of Securities Act Release 33-6900.

Table of Contents, page 3

4. The table of contents must show the page number of the prospectus` various sections or subsections. See Item 502(a) of Regulation S-B, and revise.


Our Financing Plan, page5

5. Please disclose the status of any negotiations to obtain the debt financing required to fully fund construction of the plant.

Membership in Highwater Ethanol and Our Member Control Agreement, page 5

6. In the second paragraph, identify counsel giving the opinion that
Highwater Ethanol will be treated as a partnership for federal income tax purposes. We note the disclosure in the federal income tax consequences of owning our units section and exhibit 8.1.

Important Notice to Investors, page 7

7. The risk factors section must follow immediately the summary section. See Item 503(c)(2) of Regulation S-B, and move this section so that it follows the summary and risk factors sections.

Risk Factors, page 7

8. The second risk factor`s statement that Highwater Ethanol`s making of the offering on a best efforts basis means that Highwater Ethanol will not use an underwriter or placement agent is imprecise. Because it is possible to conduct a best efforts offering using an underwriter or placement agent, please revise.

9. In the fifth risk factor, state the per unit purchase price.

10. In the seventh risk factor, please quantify the amount paid per unit by the founders.

11. In the eighth risk factor`s fourth bullet point, explain briefly what the "qualifying matching services" requirements are. We note the disclosure under "Publicly Traded Partnership Rules" in the federal income tax consequences of owning our units section.

12. The tenth risk factor states that the units are unsecured equity interests and are subordinated in right of payment to all of Highwater Ethanol`s current and future debt. Quantify the amount of
Highwater Ethanol`s debt as of the most recent date practicable.

13. The eleventh risk factor`s statement that Highwater Ethanol`s reporting obligations will be automatically suspended under section
15(d) of the Exchange Act if Highwater Ethanol has less than 300 members is imprecise. Except for the fiscal year in which the registration statement became effective, section 15(d) of the Exchange Act provides an automatic suspension of the periodic reporting obligation for any fiscal year if the issuer has fewer than
300 securityholders of record at the beginning of the fiscal year. Although Rule 12h-3 under the Exchange Act permits an issuer to suspend its reporting obligation under section 15(d) of the Exchange
Act if the requirements of the rule are met at any time during the fiscal year, the situations exempted by the rule do not meet the literal test of section 15(d) of the Exchange Act. Thus, Rule 12h-3 under the Exchange Act requires the filing of Form 15 as a condition of the suspension. See telephone interpretation 32 in section M of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website, and revise.

14. The thirty-ninth risk factor makes reference to a corn availability study. Clarify whether Highwater Ethanol conducted the study. If Highwater Ethanol did not conduct the study, identify the third party conducting the study and file its consent as an exhibit to the registration statement. Alternatively, delete all reference to the study if it was conducted by a third party. See Rule 436 of
Regulation C under the Securities Act. We note the disclosures under
"Transaction with PRX Geographic, Inc." in the business section and exhibit 23.2.

15. In the fortieth risk factor, explain the meaning of the abbreviation "MTBE." We note the disclosure in the fiftieth risk factor.

16. The forty-first risk factor makes reference to the significant dependence of Highwater Ethanol`s financial performance on corn and natural gas prices and market prices for ethanol and distillers dried grains. Expand the disclosure to include appropriate historical data on corn and natural gas prices and market prices for ethanol and distillers dried grains. Alternatively, provide cross reference to the disclosures elsewhere in the registration statement. We note the disclosures in the business section.

Dilution, page 22

17. Revise your dilution calculations to exclude the estimated offering expenses of $550,000 from the pro forma net tangible book value at June 30, 2006.

Service agreement with Earth Tech, Inc., page 53

18. Advise what consideration you have given to filing the service agreement as an exhibit to the registration statement. See Item
601(b)(10) of Regulation S-B.


Transaction with PRX Geographic, Inc., page 53

19. Disclosure states that PRX Geographic, Inc. conducted a corn origination analysis and small area supply demand analysis and provided Highwater Ethanol a report containing its findings.
Summarize the report`s findings.

Regulatory Permits, page 53

20. Please update your status within the approval process for all material permits. If you have not begun the process, please so state.

Permit for Industrial Activity, page 55

21. Disclosure states Highwater Ethanol`s engineers` assurances that the phosphorous emissions from the plant are very low and even if the
Court of Appeals case is upheld that credits are available to offset any phosphorous emissions. Clarify whether the engineers are Highwater Ethanol`s employees. If the engineers are not Highwater Ethanol`s employees and are third parties, identify the engineers and file their consent as an exhibit to the registration statement. See
Rule 436 of Regulation C under the Securities Act. Alternatively, delete all reference to the engineers and their assurances. We note the disclosures under "Design-Build Team" in the business section.

Executive Compensation, page 60

22. Disclosure states that Highwater Ethanol has compensation arrangements with three of its governors and officers. Tell us why you have not filed the arrangements as exhibits to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-B.
Alternatively, file the arrangements as exhibits to the registration statement.

The Offering, page 61

23. Disclosure states that Highwater Ethanol`s governors will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act. Provide us an analysis of Highwater Ethanol`s basis for reliance on the safe harbor.

Summary of Promotional and Sales Material, page 66

24. Disclosure states that Highwater Ethanol may use sales materials.
Clarify whether Highwater Ethanol will file the sales materials with the Commission.

Federal Income Tax Consequences of Owning Our Units, page 73

25. Disclosure in the fourth paragraph of the form of tax opinion filed as exhibit 8.1 that "all statements relating to the Company`s classification as a partnership for federal income tax purposes and the taxation of investors on their allocable share of the Company`s income, gains, losses and deductions recognized by the Company without regard to cash distributions as described in the Registration
Statement...constitute our opinion" is inconsistent with the disclosures in this section`s third and fourth paragraphs. Please revise the disclosures here in the third paragraph`s first sentence and the fourth paragraphs` first and third sentences to conform to the disclosure in the fourth paragraph of the form of tax opinion.

26. Delete the word "general" in the fourth paragraph when referring to federal income tax consequences. As indicated in this section`s first paragraph, the section describes the material federal income tax consequences of owning the units. Thus, the word "general" may imply that investors cannot rely on the disclosure. Similarly, delete the word "general" in the fourth paragraph of the form of tax opinion filed as exhibit 8.1 when referring to the material federal income tax consequences of owning and disposing of the units. Delete also the word "generally" in the first sentence under "Tax Treatment of Distributions," in the first sentence under "Deductibility of Losses; At-Risk and Passive Loss Limitations," in the third sentence under "Passive Loss Rules," and in the second sentence under "Alternative Minimum Tax." The word "generally" may imply that investors cannot rely on the disclosures.

Partnership Status, page 73

27. We note the phrase "assuming we do not elect to be treated as a corporation" in the first sentence. It is inappropriate for counsel to assume any legal conclusion underlying the opinion. Since the tax treatment depends upon the legal conclusion of whether Highwater Ethanol is a partnership or a corporation, counsel must opine on these matters as part of its tax opinion and cannot assume them. Please revise.

Legal Matters, page 80

28. Include counsel`s address. See paragraph 23 of Schedule A of the
Securities Act and Rule 436 of Regulation C under the Securities
Act.

29. Replace the word "principal" with the word "material" before the words "federal income tax consequences" to conform to the disclosures in the federal income tax consequences of owning our units section and exhibit 8.1.

Exhibit Index

30. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 27 of Form SB-2 are not synonymous.

Exhibits

31. We note the reference to various agreements under "Consulting Contracts" in the financial statements` note 4 and the energy management agreement filed as exhibit 10.2. Tell us what consideration you have given to filing the other agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits to the registration statement.

Exhibits 5.1 and 8.1

32. We note that you filed forms of opinion. You must file executed opinions before the registration statement`s effectiveness.

33. We note the statements "The opinions expressed herein shall be effective as of the date of effectiveness of the Company`s Registration Statement" and "The opinion expressed herein shall be effective as of the date of effectiveness of the Company`s Registration Statement." Please delete. Alternatively, you must file new opinions immediately before the registration statement`s effectiveness because the opinions must speak as of that time.

Exhibit 5.1

34. We note that Highwater Ethanol will receive only 10% of the subscription amount upon subscription by members. Please address on a supplemental basis the effect that receiving less than the full subscription amount will have on the validity of the membership units. We note, for example, that it appears units will not be fully paid and non-assessable upon conclusion of the offering.

35. Counsel must consent also to being named under "Legal Matters" in the registration statement. See paragraph 23 of Schedule A of the Securities Act and Rule 436 of Regulation C under the Securities
Act,
and revise.


Exhibit 8.1

36. We note the statement "Our opinion extends only to matters of law and does not extend to matters of fact." Since it is inappropriate for counsel to assume any fact that is known or readily ascertainable, please revise.

37. Since the disclosure in the registration statement constitutes the opinion, the short form tax opinion filed as the exhibit and the prospectus both must state clearly that the disclosure in the prospectus` federal income tax consequences of owning our units section is counsel`s opinion. Thus, revise the last paragraph of the short form tax opinion to make clear that the disclosure in the prospectus is the opinion rather than a discussion of the opinion.

Exhibit 10.5

38. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit A that is referenced in section 7.6.2 of the exhibit, please refile the exhibit in its entirety.

Exhibit 23.2

39. Since you did not include a reference to PRX Geographic, Inc.
under "Experts" in the registration statement and are not required to do so, please revise the consent to delete the reference to that section.

Other

40. We note that you submitted an application for confidential treatment. We intend to process concurrently the application and the registration statement. Before requesting acceleration of the registration statement`s effectiveness, you must resolve any issue concerning the application and file publicly the portions for which you are not requesting confidential treatment.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Highwater Ethanol may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Highwater Ethanol thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.
We
may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Highwater Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Highwater Ethanol requests acceleration of the registration statement`s effectiveness, Highwater Ethanol should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Highwater Ethanol from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Highwater Ethanol may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Highwater Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant, at (202) 551-3753 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long
   Assistant Director

cc:	Harold N. Schneebeck, Esq.
	Brown, Winick, Graves, Gross, Baskerville & Schoenebaum,
P.L.C.
	666 Grand Avenue, Suite 2000
	Des Moines, IA 50309-2510



Mr. Brian D. Kletscher
October 17, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE